October 1, 2010

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Russell Mancuso, Branch Chief
David Burton, Staff Accountant
Kevin Vaughn, Accounting Branch Chief
Celia Soehner, Attorney
Tim Buchmiller, Senior Attorney

Re:	Pacific Biosciences of California, Inc.
Registration Statement on Form S-1
Amended September 20, 2010
File No. 333-168858

Ladies and Gentlemen:

On behalf of Pacific Biosciences of California, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated September 29, 2010, relating to the Company’s Registration Statement on Form S-1 (File No. 333-168858) amended September 20, 2010.

The Company is concurrently filing via EDGAR Amendment No. 2 to the Registration Statement. For the convenience of the Staff, we are enclosing herewith marked copies of Amendment No. 2.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response thereto.

1.	We may have further comments after you complete the blanks in your document and file remaining exhibits.

The Company respectfully acknowledges the Staff’s comment.

Securities and Exchange Commission

October 1, 2010

Graphics

2.	We understand from your counsel that you plan to make further changes to the graphics on the front cover. We will continue to evaluate your response to prior comment 3 after we have reviewed these changes.

The Company has revised the graphics as previously discussed with the Staff.

Our Solution, page 2

3.	We note your response to prior comment 17. Please revise to clarify that you compensated Scientia Advisors for providing the market opportunity data cited in your prospectus and file their consent as an exhibit.

As requested, the Company has revised the disclosure on pages 2 and 65 to clarify that it has compensated Scientia Advisors for providing the market opportunity data cited in the prospectus. In addition, the Company has filed a consent from Scientia Advisors as Exhibit 23.3.

SMRT Sequencing Advantages, page 3

Ability to observe and capture kinetic information, page 4

4.	We note your response to prior comment 21. It remains unclear from your disclosure how your technology allows for structural variation analysis, such as methylation analysis, to be conducted at the same time as sequencing analysis, and why first and second generation sequencers are unable to accomplish structural variation analysis. We do note, however, that the article you provided us from Nature Methods entitled “Direct detection of DNA methylation during single-molecule, real-time sequencing” indicates that this ability is a product of your SMRT technology being able to measure the duration of the fluorescence pulses and the interval between successive pulses and from this information you are able to determine the methylation status of certain nucleotides. If true, please explain how your system works in identifying structural variation in clear, everyday terms. Also make clear why first and second generation sequencers are unable to acquire this information.

The Company respectfully advises the Staff that “structural variation analysis” refers to a different analytical process than “methylation analysis.” The bullet point on page 4 relating to the instrument’s ability to “observe and capture kinetic information” does not relate to structural variation analysis. Structural variation analysis refers to physical rearrangements that may occur within a genome. These types of rearrangements may include deleted regions and blocks of duplicated sequence. Long readlengths are required to identify these variants given their size, scale and repetitive nature. Second generation technologies are typically not able to resolve these types of changes due to their inability to generate long readlengths. We disclose on page 63 of the prospectus that the strobe sequencing protocol of the PacBio RS will be useful in identifying and resolving structural variation.

Securities and Exchange Commission

October 1, 2010

The capability of the PacBio RS to capture and record kinetic information during sequencing analysis enables the instrument to also perform “methylation analysis.” More specifically, the instrument currently records the length of, and distances between, each of the florescent pulses during a typical sequencing analysis. These metrics differ based on the methylation status of each of the nucleotides being incorporated into a DNA strand. The information in the Nature Methods article has provided the scientific community with relevant instructions for analyzing these metrics to distinguish between methylated and unmethylated nucleotides. Although methylation analysis is not an application of the Pac Bio RS that is being marketed in the initial commercial release of the instrument, the Company and other collaborators have used the instrument to analyze this data to perform this type of analysis. As requested, we have modified the disclosure on pages 4 and 61 to clarify that the instrument currently records the information required to perform methylation analysis and that the Company plans to enhance the ability of the PacBio RS to capture and analyze kinetic information through future software and consumable upgrades.

The Company also advises the Staff that first and second generation sequencing systems are unable to record the kinetic data, such as the length of time during the incorporation of a nucleotide (which is critical information in determining whether a nucleotide is methylated versus unmethylated), because the “flush and scan” sequencing process disrupts the natural incorporation process and/or the use of multiple molecules causes this information to be lost when the sequencing results are averaged during analysis. We have modified the disclosure on pages 4 and 61 to clarify why first and second generation sequencing methods are unable to acquire this information.

Risk Factors, page 10

We may encounter difficulties in managing our growth..., page 14

5.	We note your response to prior comment 28. Please tell us how you have determined “that all seven limited production release customers [are expected to] accept such instruments after testing is completed and will ultimately accept the commercial release version.”

In response to the Staff’s comment, as noted in the Company’s response to prior comment 57, the limited production release program was designed to help the Company garner quality feedback on the product prior to its full commercial launch. The Company is in regular and frequent contact with its limited production release customers who have received the Company’s instrument, and such customers consistently provide the Company with feedback. To date, the Company has not received any material negative feedback. As such, the Company expects that each of the customers who will receive a limited production release instrument will accept such instruments after testing is completed and will ultimately accept the commercial release version. In addition, the Company respectfully directs the Staff to the risk factor on page 11 titled “We may not be able to produce instruments with the specifications required by our customers,” which explains to investors the risk that our customers may refuse to accept our product in a timely manner or at all.

Securities and Exchange Commission

October 1, 2010

Dilution, page 32

6.	We note that you have added the disclosure as to how the percentage of shares owned by existing and new investors would be affected if the over-allotment option is exercised in full. Please continue to expand your disclosure in the paragraph that follows the table at the bottom of page 32 to address how the numbers, amounts and average price per share information would change if the over-allotment option is exercised in full as requested by prior comment 40.

As requested, the Company has added the additional disclosure requested by the Staff on page 33.

Management’s Discussion and Analysis of Financial Condition..., page 36

Results of Operations, page 46

7.	We note that you have included the loss from operations and net losses in each table that precedes your discussion of each of the periods presented. Please also include separately captioned paragraphs which discuss and analyze your loss from operations and net losses for each of the periods presented.

In response to the Staff’s comment, the Company has revised its disclosure in each of the relevant sections beginning on page 46 as requested.

Securities and Exchange Commission

October 1, 2010

Backlog, page 66

8.	We note your response to prior comment 58. Please revise to clarify the reason why you do not expect to recognize revenue on any orders prior to the end of your fiscal year.

In response to the Staff’s comment, the Company has updated its disclosure on page 68 to disclose that the Company expects to commence deliveries of revenue generating commercial release PacBio RS instruments during early 2011. Limited production release customers are entitled to receive an upgrade to the commercial release PacBio RS pursuant to the terms of the sales agreements, and as a result the Company will not recognize instrument revenue from these customers until it fulfills its upgrade obligation, which is not expected to be during fiscal 2010.

Intellectual Property, page 68

9.	Regarding your response to prior comment 60, please revise your disclosure in this section to clarify that the terms of the government march-in rights are not exclusive to your license with Cornell University.

In response to the Staff’s comment, the Company has revised the disclosure on page 70 to clarify that some of the Company’s owned and licensed technology is subject to government march-in rights and that such rights are not exclusive to the Company’s license with Cornell University.

Peer Group, page 80

10.	We reissue prior comment 65, as it remains unclear from your revised disclosure the extent to which compensation paid for each component and in the aggregate deviates from the applicable compensation benchmark. Specifically, we note your disclosure in the penultimate paragraph on page 81, which indicates that “[y]our total cash compensation generally compares near or below the competitive range, both in aggregate compensation and relative to the individual compensation elements.” Please revise your disclosure to indicate clearly whether each component (cash and non-cash) of compensation paid to each named executive officer, as reported in the summary compensation table, fell within the targeted benchmark, and if not, clarify the reasons why.

In response to the Staff’s comment, the Company has added disclosure beginning on page 88 to indicate whether each component of each named executive officer’s compensation fell within the targeted benchmark and to clarify that the cash compensation is lower than the benchmarks, reflecting the need for an early-stage company to conserve cash and place a greater emphasis on longer-term equity compensation.

Securities and Exchange Commission

October 1, 2010

Components of Our Executive Compensation Program, page 81

11.	We reissue prior comment 66 in part. It is unclear from your revised disclosure what “individual skills” and “performance contributions” by your named executive officers other than Mr. Phillips were considered in determining base salaries. If your determination of base salary instead is based solely on a review of comparative salary and benchmarking information, please revise your disclosure to clarify.

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company’s determination of base salary is not based solely on a review of comparative salary and benchmarking information. The Company has added disclosure beginning on page 88 to provide more detail regarding how the individual skills of each executive were considered in determining overall compensation.

Certain Relationships and Related Party Transactions, page 98

12.	Please expand your disclosure in response to prior comment 69 to provide all information required by Regulation S-K Item 404(a), including the basis upon which Gen-Probe Incorporated is a related party and the approximate dollar amount involved in the transaction.

In response to the Staff’s comment, the Company has revised the disclosure on page 102 to include all of the information required by Regulation S-K Item 404(a). The Company advises the Staff that it is not possible, at this time, to approximate the dollar amount involved in potential transactions with Gen-Probe as the collaboration pertains to future products and applications that have not been developed.

* * * *

Please direct your questions or comments regarding the Company’s responses or Amendment No. 2 to Larry W. Sonsini, Donna M. Petkanics or me at (650) 493-9300. Thank you for your assistance.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Glenn J. Luinenburg
Glenn J. Luinenburg

Enclosures

cc (w/encl.):	Hugh C. Martin
Matthew B. Murphy
Pacific Biosciences of California, Inc.

Larry W. Sonsini, Esq.
Donna M. Petkanics, Esq.
Wilson Sonsini Goodrich & Rosati, P.C.

Alan F. Denenberg, Esq.
Davis Polk & Wardwell LLP

Tracy Lefteroff
Jeff Womer
PricewaterhouseCoopers LLP